FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued:  Monday 22 August 2011, London UK, LSE announcement.

GSK takes minority stake in new spin out Autifony Therapeutics

GlaxoSmithKline plc today announced that its wholly-owned subsidiary Glaxo Group Limited (GSK) will receive a 25.4% minority equity stake, representing a £1,250,000 investment, in Autifony Therapeutics Limited, a UK-based biotechnology start up created through a funding round of up to £10 million alongside investors Imperial Innovations and SV Life Sciences.

Under the terms of the agreement, Autifony will issue 850,000 A ordinary shares to GSK in exchange for a number of pre-candidate voltage-gated ion channel modulator compounds and associated patent applications and data for development in hearing loss, as well as 571,429 Series A preferred shares in recognition of £400,000 worth of development work funded by GSK on behalf of Autifony.

GSK will also be eligible to receive a further 550,000 A ordinary shares on achievement of a pre-determined milestone, at which time there will be a further investment by the existing consortium and GSK will then own 13.2% of Autifony on a fully diluted basis.

V A Whyte
Company Secretary
22 August 2011

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Sarah Spencer	(020) 8047 5502
	Janet Morgan	(020) 8047 5502
	David Daley	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
	Ziba Shamsi	(020) 8047 3289
	Mark Elliot	(020) 8047 2617

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jeff McLaughlin	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: August 22, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc